UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
ev3 Inc.
(Name of Subject Company)
ev3 Inc.
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26928A200
(CUSIP Number of Class of Securities)

Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
ev3 Inc.
3033 Campus Drive
Plymouth, Minnesota 55441
(763) 398-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
Copies To:

Bruce A. Machmeier, Esq. Amy E. Culbert, Esq. Patrick J. Pazderka, Esq. Oppenheimer Wolff & Donnelly LLP 45 South Seventh Street, Suite 3300 Minneapolis, Minnesota 55402-1509 (612) 607-7000	Steven J. Gartner, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Street New York, New York 10019 (212) 728-8000
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (the “Amendment No. 3”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 11, 2010 (as amended from time to time, the “Schedule 14D-9”) by ev3 Inc., a Delaware corporation (“ev3”). The Schedule 14D-9 relates to the cash tender offer by COV Delaware Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all outstanding shares of ev3’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $22.50 per Share, in cash, without interest, subject to any withholding of any federal, state, local and foreign taxes, and other assessments of any nature whatsoever imposed by a taxing authority (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 11, 2010, and is subject to the terms and conditions set forth in the Offer to Purchase dated June 11, 2010 (and as amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.
     The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 3 is being filed in connection with ev3’s entry into a Memorandum of Understanding regarding the settlement of purported class action lawsuits (see “Item 8. Additional Information — Memorandum of Understanding” below) and the entry into Amendment No. 1 to the Merger Agreement, dated as of July 6, 2010, by and among Parent, Purchaser and ev3.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
     “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Directors and Executive Officers of ev3 — Employment Agreements Following the Merger” of the Schedule 14D-9 is hereby amended and restated in its entirety as follows (with additions in italics):
     “As of the date of this Amendment No. 3 to the Schedule 14D-9, Parent and Purchaser have informed ev3 that no members of ev3’s current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation. Parent has informed ev3 that it currently intends to retain certain members of ev3’s management team following the Effective Time. As part of these retention efforts, Parent may enter into employment or consultancy compensation, severance or other employee or consultant benefits arrangements with ev3’s executive officers and certain other key employees; however, there can be no assurance that any parties will reach an agreement. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements are currently expected to be entered into at or prior to the Effective Time and would not become effective until the Effective Time. Parent, Purchaser and their affiliates have informed ev3 that they do not intend to enter into any agreement, arrangement or understanding with ev3’s non-employee directors regarding employment or consulting arrangements with the Surviving Corporation.”

     “Item 3. Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the paragraph with the heading “Section 16 Matters”:
“Relationship with Warburg Pincus Entities
     As of March 29, 2010, Warburg Pincus beneficially owned approximately 24% of our outstanding common stock. Elizabeth H. Weatherman, one of our directors, is a Managing Director of Warburg Pincus LLC and a member of the firm’s Executive Management Group. As described in more detail below under the heading “—Holders Agreement,” Ms. Weatherman was elected to our board of directors as a board designee of Warburg Pincus and the Vertical Funds, as was Richard B. Emmitt, another one of our directors. Four of our current directors are executives of one or more portfolio companies of Warburg Pincus.
•	John K. Bakewell is Executive Vice President and Chief Financial Officer of RegionalCare Hospital Partners, Inc. a privately-held company, acquirer and operator of acute care hospitals in non-urban markets.

•	Douglas W. Kohrs is President and Chief Executive Officer of Tornier B.V., a privately-held global orthopedic company.

•	Daniel J. Levangie is President and Chief Executive Officer of Keystone Dental, Inc., a privately-held dental implant medical device company, and a Managing Partner of Constitution Medical Investors, Inc., a Boston-based private investment firm focused on healthcare sector-related acquisitions.

•	John L. Miclot is an Executive in Residence at Warburg Pincus LLC.”
     “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Parent and Purchaser — Tender and Voting Agreement” of the Schedule 14D-9 is hereby amended and restated in its entirety as follows (with additions in italics):
“Tender and Voting Agreement
     In connection with the Merger Agreement, Parent and Purchaser entered into a Tender and Voting Agreement with certain entities affiliated with Warburg Pincus Equity Partners, L.P. (the “Warburg Stockholders”) pursuant to which, among other things, such stockholders have agreed to tender (and deliver any certificates evidencing) a number of Shares in the aggregate equal to approximately 24% of the outstanding Shares as of the date of the Tender and Voting Agreement, or cause such Shares to be tendered, into the Offer promptly following the commencement of the Offer, and in any event no later than the five business days following the commencement of the Offer, provided that the Warburg Stockholders may withdraw any Shares tendered pursuant to the Tender and Voting Agreement at any time following the termination or expiration of the Offer without Purchaser purchasing all Shares tendered pursuant to the Offer in accordance with its terms. However, the Warburg Stockholders are not required, for purposes of the Tender and Voting Agreement, to tender any Shares if that tender would cause any Warburg Stockholder to incur liability under Section 16(b) of the Exchange Act. The Warburg Stockholders have irrevocably appointed Parent as proxy for the Warburg Stockholders to vote 22,674,168 Shares as to which the Warburg Stockholders have voting power and in the Warburg Stockholders’ name, place and stead, at any annual, special or other meeting or action of the stockholders of ev3, as applicable, or at any adjournment thereof, whether before or after the time Purchaser first accepts any Shares for payment pursuant to the Offer, solely for the adoption of the Merger Agreement and the approval of the Merger. The Warburg Stockholders have also granted Parent an irrevocable option (the “Purchase Option”) to purchase all right, title and interest of the Warburg Stockholders in and to 22,674,168 Shares held by the Warburg Stockholders with a price per share equal to the Offer Price. Parent may exercise the Purchase Option in whole, but not in part, if, but only if, (a) Purchaser has acquired Shares pursuant to the Offer and (b) the Warburg Stockholders have failed to tender into the Offer at least the 22,674,168 Shares or have withdrawn the tender of a number of Shares equal to or greater than 22,674,168 in breach of the Tender and Voting Agreement. Parent may exercise the Purchase Option at any time within the 60 days following the date when such Purchase Option becomes exercisable.
     During the term of the Tender and Voting Agreement, except as otherwise provided therein, the Warburg Stockholders agree not to directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the 27,151,570 Shares held by the Warburg Stockholders, or agree to do any of the foregoing; or take any action which would have the effect of preventing or disabling the Warburg Stockholders from performing their obligations under the Tender and Voting Agreement.
     The Tender and Voting Agreement, and all rights and obligations of Purchaser, Parent and the Warburg Stockholders will terminate on the earlier of: (i) Effective Time, (ii) December 31, 2010, (iii) the date of any modification, waiver, change or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to the Warburg Stockholders, and (iv) the termination of the Merger Agreement pursuant to the termination provisions thereof. This summary description of the Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.”
Item 4. The Solicitation or Recommendation
     “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Background of the Transaction” of the Schedule 14D-9 is hereby amended as follows:
     The sixth full paragraph on page 19 is hereby amended and restated in its entirety as follows (with additions in italics):
     “On February 10, 2010, the ev3 Board held a regular meeting during which the directors discussed numerous business development opportunities in each of ev3’s two business segments, peripheral vascular and neurovascular. The potential business development opportunities discussed included acquisitions of certain tuck-in products or technologies that might optimize or extend ev3’s product portfolio and more transformational acquisitions. The ev3 Board directed ev3’s management to continue its exploration of potential acquisitions. In order to assist ev3’s management in exploring any particular potential acquisition or other business development opportunities that might arise between regular board meetings, the ev3 Board formed a special committee consisting of Mr. Levangie, Mr. Palmisano and Ms. Weatherman. The ev3 Board selected these three individuals based on their collective knowledge of the company and expertise in strategic alternatives and mergers and acquisitions transactions. The ev3 Board did not have the opinion or concern that Mr. Levangie, Mr. Palmisano and Ms. Weatherman had conflicts of interest with regard to the strategic alternatives then under consideration by ev3. The ev3 Board also determined that prior to seriously pursuing a transformational acquisition that might in the short-term materially affect ev3’s operating results and financial condition, ev3 should determine whether any other strategic alternatives were available, including a possible sale of the company, divestitures of certain products and assets, or partnerships and joint ventures with potential competitors. The ev3 Board asked ev3’s management to engage J.P. Morgan Securities Inc.

(“JPMorgan”) to gauge whether any third parties might be interested in a business combination with ev3 either before or after the completion by ev3 of one or more acquisitions, one of which might be a transformational acquisition.”
     The last full paragraph on page 19 is hereby amended and restated in its entirety as follows (with additions in italics):
     “During the next five weeks, at the direction of the ev3 Board, representatives of JPMorgan contacted nine companies that JPMorgan and the ev3 Board, based on, among other things, the ev3 Board’s experience and knowledge of the ev3’s industry competitors, believed to have a good strategic fit with ev3, a complementary product portfolio or leveragable sales, marketing or distribution capabilities, that could afford to acquire ev3 and that might be interested in exploring a potential business combination with ev3, including Covidien.”
     The last paragraph beginning at the end of page 19 is hereby amended and restated in its entirety as follows (with additions in italics):
     “On March 16, 2010, the ev3 Board held a special telephonic meeting, also attended by members of ev3’s senior management and representatives of JPMorgan, the purpose of which was to update the ev3 Board on the business development activities being pursued by ev3’s management and the results of JPMorgan’s contacts with companies that might potentially be interested in acquiring ev3. A representative of JPMorgan summarized the discussions with the nine companies contacted by JPMorgan and indicated that of the nine companies that JPMorgan contacted, four did not move forward in the process and declined pursuing a potential strategic transaction. The representatives of JPMorgan provided a process update and preliminary financial analyses for one of two acquisitions ev3 was evaluating. The ev3 Board discussed with JPMorgan the anticipated level of interest in ev3 from financial buyers. Factors discussed included the type of analysis that a financial buyer would engage in as it considered acquiring ev3, including the anticipated purchase price as a multiple of ev3’s historical and projected EBITDA, the amount of debt that would be available to fund the purchase price, the cost of capital and the amount of equity contribution that would be required. Following this discussion, the ev3 Board concluded that the process should move forward without approaching potential financial buyers, based in part on (i) ev3’s need for confidentiality in the process, (ii) the likelihood that strategic buyers would be in a position to make an offer on terms more attractive to ev3’s shareholders than financial buyers, (iii) the uncertainty created by the significant debt and capital requirements faced by potential financial buyers and (iv) the ev3 Board’s belief, based in part on advice from JP Morgan, that the synergies between ev3 and a strategic buyer would likely lead to a higher price. The ev3 Board discussed continuing as a stand-alone entity and consummating one or more acquisitions, and compared this strategy with accepting an acquisition proposal from a third party. The ev3 Board directed JPMorgan to continue discussions with the four companies that had indicated a possible interest in acquiring ev3 and any other companies that express an interest in acquiring ev3. The ev3 Board also directed ev3’s management to continue discussions regarding two potential acquisition targets.”
     The seventh full paragraph on page 21 is hereby amended and restated in its entirety as follows (with additions in italics):
     “On April 22, 2010, the ev3 Board held a regular meeting, also attended by members of ev3’s senior management and representatives of JPMorgan. Mr. Palmisano provided an update on the status of the strategic alternatives process and the two potential acquisition transactions that ev3’s management was also pursuing. A representative of JPMorgan reported that ev3 had received a written preliminary, non-binding indication of interest from Covidien but that it had not received any other indications of interest. The representative of JPMorgan summarized recent discussions with Covidien, Company A,

Company B and Company C and reviewed JPMorgan’s process for determining whether other third parties might have an interest in acquiring ev3. Representatives of JPMorgan also informed the ev3 Board that Company A had indicated that it was not interested in pursuing a business combination with ev3. The ev3 Board weighed continuing as a stand-alone entity and continuing to pursue one or more acquisitions, including the inherent risks and costs associated with financing and integrating acquired companies, compared to being acquired by Covidien or another third party. Those risks include the risks in executing ev3’s strategic plan, changes in the financial markets and in our industry, and the projected growth of the company compared to the potential premium provided to stockholders by Covidien or other strategic acquirors. Mr. Klemz reviewed the fiduciary duties of the ev3 Board in connection with their consideration of the various strategic alternatives. Based on the sole indication of interest from Covidien and the risks associated with operating ev3 as a stand-alone entity, as described below, the ev3 Board decided to continue the process of soliciting the interest of other third parties in acquiring ev3 and directed JPMorgan to contact Company B and another one of the nine original companies contacted in February (such company referred to as Company D) again, because those two companies had yet to conduct more thorough diligence of ev3. The ev3 Board expanded the authority of the special committee to review and evaluate a possible business combination, negotiate with the other party and its advisors and other representatives regarding the potential structure and terms of a possible transaction and make a recommendation to the full ev3 Board concerning a possible transaction. The ev3 Board did not have the opinion or any concern that the members of the special committee had conflicts of interest with regard to a potential transaction with Covidien. The ev3 Board directed JPMorgan to contact Covidien’s financial advisor, Morgan Stanley, and state that if Covidien wanted to continue to participate in the process it would need to increase its bid to over $21.00 per Share and agree to a standstill provision.”
     The first full paragraph on page 24 is hereby amended and restated in its entirety as follows (with additions in italics):
     “On May 31, 2010, the ev3 Board convened a special telephonic meeting with ev3’s senior management, and representatives of Willkie, Oppenheimer, JPMorgan and Piper Jaffray. All of the directors were present. Before the ev3 Board convened, the directors received various materials relating to their review of the proposed transaction, including a copy of the final draft of the Merger Agreement, a memorandum summarizing the material terms of the Merger Agreement and changes from the draft first distributed to Covidien, draft proposed resolutions approving the transaction to be considered by the ev3 Board and presentations by JPMorgan and Piper Jaffray. Representatives of Willkie reviewed again the fiduciary duties of the ev3 Board in connection with their consideration of a potential transaction with Covidien and gave an update of the status of negotiation of the Merger Agreement and the resolution of the issues discussed at the May 28, 2010 ev3 Board meeting. Representatives of each of JPMorgan and Piper Jaffray reviewed with the ev3 Board their respective financial analyses of the proposed merger. At the conclusion of each of their respective presentations, each of JPMorgan and Piper Jaffray rendered to the ev3 Board its oral opinion (each of which opinions was subsequently confirmed in writing) as described under “ — Opinions of Financial Advisors to the ev3 Board” to the effect that, as of the date of their respective opinions, and subject to and based on the factors, assumptions, limitations and qualifications set forth in each opinion, the consideration to be paid to the holders of Shares (other than Purchaser and any of its affiliates) pursuant to the Offer or the Merger, as applicable, was fair, from a financial point of view, to such holders. The full text of each of the written opinions of each of JPMorgan and Piper Jaffray, which sets forth the assumptions and limitations, matters considered and procedures followed with respect to its respective opinion, is attached to this Schedule 14D-9 as Annex A and B, respectively. Representatives of Oppenheimer reviewed resolutions approving the Offer, Merger and the Merger Agreement and the related agreements with the ev3 Board. In the course of its deliberations, the ev3 Board considered a number of factors, including those described more fully below under “Reasons for the Recommendation of the ev3 Board.” The ev3 Board further determined that the interests of the entities affiliated with Warburg Pincus that would be party to the Tender and Voting Agreement were fully aligned with the interests of all stockholders of ev3. The ev3 Board also discussed certain of the risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by ev3’s senior management and the ev3 Board, which are also described more fully below under “Reasons for the Recommendation of the ev3 Board.” Following this discussion, the ev3 Board unanimously: (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of ev3 and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) recommended that the ev3 stockholders accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.”
     “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Background of the Transaction” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:
     “On July 6, 2010, the ev3 Board convened a special telephonic meeting with ev3’s senior management and representatives of Willkie and Oppenheimer. All of the directors were present. Before the ev3 Board convened, the directors received various materials relating to their review of the proposed Amendment No. 1 to the Merger Agreement (the “Amendment”), including a draft of the of the proposed amendment, a draft of a promissory note that may be issued as payment for the Top-Up Option Shares (the “Promissory Note”), a copy of the Memorandum of Understanding, dated July 2, 2010, relating to the settlement of the litigation (the “Memorandum of Understanding”) and a draft of the proposed resolutions approving the Amendment and the terms of the Promissory Note. Representatives of Willkie again reviewed the fiduciary duties of the ev3 Board in connection with their consideration of the Amendment. Representatives of Oppenheimer then gave a summary of the Memorandum of Understanding and summarized the terms of the Amendment, which includes, among other things, (i) a statement that the par value of any Top-Up Option Shares will be paid in cash, (ii) a statement of the terms of the Promissory Note, as agreed to by the ev3 Board, (iii) a clarification of how Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee are treated for purposes of the Top-Up Option, and (iv) a prohibition on amending certain provisions of the Merger Agreement in a manner that adversely affects the rights of other ev3 stockholders after the Purchaser becomes the majority stockholder. This summary of the Amendment is qualified in its entirety by reference to Amendment No. 1 to the Merger Agreement, which is filed as Exhibit (e)(17) hereto and is incorporated herein by reference.
     Representatives of Oppenheimer then gave a summary of the principal terms of the Promissory which include that (i) the principal balance will be determined by Parent, Purchaser and ev3, (ii) simple interest accrues on the unpaid principal balance at a per annum rate of 3%, (iii) the principal balance and accrued interest is payable upon demand by ev3, (iv) the accrued interest will be paid at the maturity of the Promissory Note or upon the prepayment in full of the Promissory Note, and (v) the Promissory Note may be prepaid in whole or in part at any time, without penalty or prior notice. The unpaid principal balance and accrued interest becomes immediately due and payable in the event that (i) Purchaser fails to make any payment of interest and such failure continues for a period of 30 days or (ii) Purchaser files or has filed against it any petition under any bankruptcy or insolvency law or for the appointment of a receiver or makes a general assignment for the benefit of creditors. The Promissory Note will be governed by Delaware law and in the event that the Purchaser defaults under the Promissory Note, the Purchaser will pay all reasonable costs of collection, including reasonable attorneys’ fees.
     Following a discussion of the terms of the Amendment and the Promissory Note, the ev3 Board unanimously approved the Amendment and the terms of the Promissory Note.”

     “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for the Recommendation of the ev3 Board” of the Schedule 14D-9 is hereby amended as follows:
     The disclosure under the heading “Tender and Voting Agreement” on page 27 is hereby amended and supplemented by adding the following after the last bullet point:
     “• The ev3 Board’s belief that the interests of the entities affiliated with Warburg Pincus that would be party to the Tender and Voting Agreement were aligned with the interests of all stockholders of ev3.”
     “Item 4. The Solicitation or Recommendation — Opinions of Financial Advisors to the ev3 Board — JPMorgan” of the Schedule 14D-9 is hereby amended as follows:
     The third full paragraph on page 32 is hereby amended and restated in its entirety as follows (with additions in italics):
     “Public Trading Multiples. Using publicly available information, JPMorgan compared selected financial data of ev3 with similar data for selected publicly traded healthcare companies engaged in businesses which JPMorgan judged to be analogous to ev3. The companies selected by JPMorgan were the following:
•	Align Technology, Inc.

•	American Medical Systems Holdings, Inc.

•	Edwards Lifesciences Corporation

•	Integra LifeSciences Holdings Corporation

•	Masimo Corporation

•	NuVasive, Inc.

•	ResMed Inc.

•	Thoratec Corporation

•	Volcano Corporation”
     The second full paragraph on page 33 is hereby amended and restated in its entirety as follows (with additions in italics):
     “Based on the results of this analysis and other factors which it considered appropriate, including but not limited to, revenue growth and operating margins, JPMorgan applied a Firm Value/2010 Revenue multiple range of 2.75x to 4.35x to ev3’s 2010 Revenue, a Firm Value/2011 EBITDA multiple range of 10.0x to 17.5x to ev3’s 2011 EBITDA and a 2011 P/E multiple range of 20.0x to 30.0x to ev3’s 2011 EPS and then calculated ev3’s implied equity value per share. In performing these calculations, JPMorgan used two sets of financial forecasts: (i) “Street,” based on consensus estimates of Wall Street analysts; and (ii) “Management,” based on projections provided by ev3. In both sets of forecasts, as well as those of the selected companies, EBITDA and EPS excluded projected expense related to contingent consideration and extraordinary items. In the Management forecasts, EPS was adjusted using a 10% tax rate after utilization of NOLs.”

     The second full paragraph on page 34 is hereby amended and restated in its entirety as follows (with additions in italics):
     “Based on the results of this analysis and other factors that JPMorgan considered appropriate, including but not limited to, revenue growth and operating margins, JPMorgan applied a Firm Value/LTM Revenue multiple range of 2.40x to 5.75x to ev3’s LTM Revenue, a Firm Value/FTM Revenue multiple range of 2.25x to 4.85x to ev3’s FTM Revenue, and a Firm Value/LTM EBITDA multiple range of 15.5x to 28.5x to ev3’s LTM EBITDA from the “Street” financial projections described above.”
     The fifth full paragraph on page 34 is hereby amended and restated in its entirety as follows (with additions in italics):
     “Discounted Cash Flow Analysis. JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. JPMorgan calculated the unlevered free cash flows that ev3 is expected to generate during calendar years 2010 through 2019, based upon management projections. For purposes of this analysis, unlevered free cash flows were calculated from management projections as operating income (provided herein as Operating Income in the Projected Financial Information on page 47), less taxes assuming a 36% tax rate through 2012 and a 33% tax rate thereafter, plus depreciation and amortization expense, including non-cash contingent consideration accounting expense related to the Chestnut Medical acquisition milestone payment, less capital expenditures, less change in net working capital (excluding cash and cash equivalents), less an assumed $75 million contingent payment to Chestnut Medical in 2011. JPMorgan then calculated the terminal value assuming a constant operating margin as of December 31, 2019 by applying, based upon JPMorgan’s judgment and experience, a range of perpetual revenue growth rates from 2.0% to 4.0%. JPMorgan also calculated projected annual tax savings during calendar years 2010 through 2019 based on projected annual usage of net operating loss (“NOL”) carryfowards to offset projected tax liabilities. The unlevered free cash flows from March 31, 2010 through December 31, 2019, the range of terminal values and the projected annual tax savings were then discounted to present values using a range of discount rates from 10.5% to 12.0% and added together in order to derive the implied firm value of ev3. The discount rate range was chosen by JPMorgan based upon, among other things, an analysis of the weighted-average cost of capital of ev3 conducted by JPMorgan assuming a range of betas of 1.2 to 1.3 and a range of equity risk premiums of 5.5% to 6.5% and applied using the mid-year convention for discounting. In calculating the estimated diluted equity value per share, JPMorgan adjusted the calculated firm value for ev3’s cash and total debt as of March 31, 2010 and divided by the fully diluted shares outstanding of ev3. Based on the foregoing, this analysis indicated an implied equity value per Share of $18.50 to $25.60. All values presented were rounded to the nearest $0.05. In each case, JPMorgan compared implied equity values per share to the per share consideration of $22.50 in cash to be paid to the holders of Shares in the Offer and Merger and the $18.92 per share closing price of the Shares as of May 28, 2010.”

     “Item 4. The Solicitation or Recommendation — Opinions of Financial Advisors to the ev3 Board — Piper Jaffray” of the Schedule 14D-9 is hereby amended as follows:
     The fifth full paragraph on page 37 is hereby amended and restated in its entirety as follows (with additions in italics):
“Financial Analyses
     Selected Public Companies Analysis.
     Piper Jaffray reviewed selected historical financial data of ev3 and estimated financial data of ev3 that were prepared by ev3’s management as its internal forecasts for calendar years 2010 and 2011 and compared them to corresponding financial data, where applicable, for (i) public companies in the medical device industry with a primary focus on vascular products and (ii) public companies in the medical device industry which Piper Jaffray believed were comparable to ev3’s financial profile. Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria, which Piper Jaffray believed would be representative of the characteristics of comparative companies to ev3:
•	for public medical device companies with a primary focus on vascular products:
•	companies with last twelve months (“LTM”) revenue of greater than $100 million; and

•	companies with EVs greater than $500 million and less than $10 billion.
•	for public medical device companies which Piper Jaffray believed were comparable to ev3’s financial profile:
•	companies with EVs greater than $500 million and less than $10 billion;

•	companies with LTM revenue of greater than $100 million;

•	companies with LTM gross margin greater than 50%; and

•	companies with revenue growth greater than 0% for 2009 and projected 2010 and 2011 revenue growth greater than 10%.”
     The first full paragraph on page 40 is hereby amended and restated in its entirety as follows (with additions in italics):
“Selected M&A Transaction Analysis
     Piper Jaffray reviewed (i) merger and acquisition transactions involving target companies in the medical device industry with a primary focus on vascular products that it deemed comparable to ev3 and (ii) merger and acquisition transactions involving target companies in the medical device industry and which Piper Jaffray believed were comparable to ev3’s financial profile. Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria, which Piper Jaffray believed would be the relevant factors to identifying transactions most comparable to the Offer and the Merger:

•	for transactions involving target companies in the medical device industry with a primary focus on vascular products:
•	transactions that were announced after January 1, 2005; and

•	targets with transaction EVs greater than $200 million and less than $10 billion.
•	for transactions involving target companies in the medical device industry which Piper Jaffray believed were comparable to ev3’s financial profile:
•	transactions that were announced after January 1, 2005;

•	targets with forward twelve months (FTM) revenue growth between 10-30%;

•	targets with transaction EVs greater than $500 million and less than $10 billion; and

•	targets with LTM revenue greater than $100 million.”
     The last paragraph beginning at the end of page 42 is hereby amended and restated in its entirety as follows (with additions in italics):
“Premiums Paid Analysis
     Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from the Securities Data Corporation database where the target was a public medical device company and applied, among others, the following criteria, which Piper Jaffray believed would be the relevant factors to identifying transactions most comparable to the Offer and the Merger:
•	merger and acquisition transactions between a public company target and an acquirer seeking to purchase more than 85% of shares;

•	transactions announced since January 1, 2005;

•	EV greater than $50 million;

•	for transactions involving multiple bids, the premium was calculated using the final bid as compared to the target’s 1-week and 4-week stock price at the time of the initial offer; and

•	no negative premiums for 1-day, 1-week, and 4-week premiums.”
Item 8. Other Information
     “Item 8. Other Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the first paragraph under the heading “Appraisal Rights”:
     “For the avoidance of doubt, the Company, Parent and Purchaser have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the Top-Up Option, any Shares issued upon exercise of the Top-Up Option or the Promissory Note.”

     “Item 8. Other Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph under the heading “Litigation”:
“Memorandum of Understanding
     On July 2, 2010, the parties to the Stevenson Action, Young Action, Bergland Action and Keilty Action (collectively, the “Minnesota Court Actions”) and the Olson Action (together, with the Minnesota Court Actions, the “Court Actions”) executed a Memorandum of Understanding (the “Memorandum of Understanding”) reflecting their agreement to settle the claims asserted in the Court Actions, subject to, among other things, confirmation from plaintiffs’ counsel following confirmatory discovery, that the proposed settlement is fair, adequate and reasonable; the execution of a stipulation of settlement; and approval by the Chancery Court of the State of Delaware. The Memorandum of Understanding includes (i) certification of a settlement class consisting of all record and beneficial holders of Shares at any time from May 31, 2010 through and including the date of the closing of the Merger; (ii) certain supplemental disclosures to the Schedule 14D-9 that are set forth in this Amendment No. 3, (iii) certain amendments to the Merger Agreement described herein under “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Background of the Transaction”; (iv) an agreement that the Top-Up Option, any Top-Up Shares and the Promissory Note will not be considered in the determination of fair value in any appraisal action commenced in connection with the Merger; (v) a release of all claims by class members against all defendants arising from the Offer and subsequent Merger; (vi) orders or judgments of dismissal with prejudice in all cases comprising the Court Actions; (vii) non-duplicative attorneys fees that may be awarded or approved by the Chancery Court of the State of Delaware and/or the District Court for the State of Minnesota, Hennepin County; and (viii) further terms, all as detailed in the Memorandum of Understanding.
     The Memorandum of Understanding provides that ev3 and its directors, Parent, Purchaser and other defendants deny, and continue to deny, that they have committed or aided and abetted in the commission of any unlawful or wrongful acts alleged in the Court Actions, and expressly maintain that they diligently and scrupulously complied with any fiduciary duties and all other legal duties, and are entering into the Memorandum of Understanding solely because it will eliminate the burden and expense of further litigation.
     This summary of the Memorandum of Understanding does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Memorandum of Understanding, which is filed as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.”
Item 9. Exhibits
     Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:
     “(a)(5)(I) ev3 Press Release dated July 6, 2010 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by ev3 on July 6, 2010).
     (a)(5)(J) Memorandum of Understanding, dated July 2, 2010, among the parties to the Delaware Action and Minnesota Actions.
     (e)(17) Amendment No. 1, dated July 6, 2010, to Agreement and Plan of Merger, by and among Covidien Group S.a.r.l., COV Delaware Corporation and ev3 Inc.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ev3 Inc.
By:	/s/ Kevin M. Klemz
Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer

Dated: July 6, 2010